R. William (Bill) Johnston
SVP – Controller

1801 California Street, Suite 320
Denver, CO 80202

March 26, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director—Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qwest Communications International Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 13, 2009
File No. 1-15577

Dear Mr. Spirgel:

Qwest Communications International Inc. (“QCII,” “Qwest,” “us,” “we,” “our,” or “its”) is hereby responding to the Staff’s comments of March 13, 2009 with respect to our Annual Report on Form 10-K for the year ended December 31, 2008. For the Staff’s convenience, below we have set forth each of the Staff’s comments, followed in each case by our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

Business Trends, page 30

1.

Please refer to the Data, Internet and video growth discussion. Disclose the impact your “growth products and services” had on the current revenue from data, Internet and video services and what you expect the impact will be in the future. Also, discuss whether you expect the trend to continue or change and the reasons why. We note that the margins of these “growth products and services” are lower than the traditional products and services. Further, disclose your broadband services penetration rates for 2008, 2007 and 2006. Please provide us with your proposed disclosures.

Response:

In response to the Staff’s comment, and to better clarify the impact of this trend on our business, in our next filing we expect to provide disclosure similar to the following, assuming the trend is still valid: “Revenue from growth products was 69% of our total Data, Internet and Video revenue for the year ended December 31, 2008 compared to 67% of our total Data, Internet and Video revenue for the year ended December 31, 2007.  We expect revenue from these products and services to continue to grow as we focus on increasing our broadband subscribers, managed services offerings and product promotions, each of which is described further below.” We also expect to make changes in our next filing to the organization of our business trends section, which will impact the terminology that we use in our description of this trend.

In general, with respect to all of the business trends described in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, we expect the trends to continue in the future unless we state otherwise.  In future filings, we will clarify this point by adding the following sentence in the introduction of our Business Trends section: “Unless otherwise stated, we expect the trends discussed below to affect our future results of operations, cash flows or our financial position.”

In regard to your broadband services penetration rate comment, we intend to modify the sentence on page 32 to read: “We also continue to focus on increasing subscribers of our broadband services in our mass markets segment.” As a result of the Staff’s comment, we reviewed this section and have determined that this revised language better describes our operational focus in this area. Historically we have used several disparate measures of penetration and are developing a single, consistent measure that we will use internally in the future. Additionally based on the inputs required for the ultimate measure that we select, we may not have the ability to develop comparative measures for prior years.  For these reasons, we are not currently comfortable disclosing a numerical penetration statistic. Focusing on subscriber counts will align our disclosure with the predominant metric that our management currently uses internally, while still providing relevant trends.

Near-Term View, page 51

2.               You disclose that you “generated net cash from operating activities in excess of $2.7 billion in each of the past three years.”  It appears to us that you will need to utilize your available credit facility since your disclosed cash needs (including $193 million for stock repurchases) for the next twelve months will exceed your cash on hand and expected operating cash flows.  Please discuss how this may impact your near-term and long-term liquidity and results of operations.  We note your discussion of the net decrease in interest expense on page 49.  Please provide us with your proposed disclosures.

Response: We surpassed $2.9 billion of cash provided by operating activities for each of the years ended December 31, 2008 and 2007. If we are successful in maintaining or increasing this cash flow for 2009, we do not expect that our disclosed cash needs (including $193 million for stock repurchases) will exceed our cash on hand and expected operating cash flows.  Further, we have significant discretion in how we use our cash to pay for capital expenditures and for other purposes. For example, with respect to our stock repurchase program, we disclose that “the Board of Directors has extended the timeframe to complete these repurchases….” Since the end of 2008 we have not repurchased any stock under this program. Finally, we also disclose that our $850 million Credit Facility is undrawn and that “we expect that at any time we deem conditions favorable we will attempt to improve our capital structure by accessing debt and other markets in a manner designed to create positive economic value.” The next sentence, which addresses the current state of the economy, is intended only to indicate that if we access the credit markets it could be at a higher cost.  It does not mean that we believe that we will not have access to the credit markets.  Taken together we believe that these disclosures show that we have adequate financial resources to fund our operations.

We acknowledge that there are risks associated with our liquidity position, and we respectfully draw your attention to the risk factor on page 17 entitled “Our high debt levels pose risks to our viability and may make us more vulnerable to adverse economic and competitive conditions, as well as other adverse developments” and the third to last paragraph in our long-term liquidity discussion on page 54.  In each of these sections, we state that we may need to investigate other methods to generate cash (such as further cost reductions or the sale of assets) if revenue and cash provided by operations decline.  Because we currently expect that for 2009 our cash provided by operating activities and cash on hand will exceed our cash needs, we believe this disclosure is appropriately included in our risk factors and long-term liquidity discussion instead of in our near-term liquidity discussion.

3.               Please disclose the nature and amounts of your discretionary and non-discretionary expected capital expenditures of $1.8 billion.  Please provide us with your proposed disclosures.

Response: Although we have some discretion in virtually all capital expenditures, the level of our discretion varies widely, and different expenditures have different consequences.  As such, we do not attempt to segregate our capital expenditures by discretionary and non-discretionary for internal management purposes. Instead, we evaluate additional capital improvements based on expected strategic impacts (such as forecasted revenue growth or productivity, expense and service impacts) and our expected return on investment.  As such, the vast majority of our capital expenditures have some level of discretion.

We acknowledge that there are risks associated with our capital-intensive business, and we draw your attention to the risk factor on page 18 entitled “We may be unable to significantly reduce the substantial capital requirements or operating expenses necessary to continue to operate our business, which may in turn affect our operating results.”  In this risk factor, we state that, while we believe that our planned level of capital expenditures will meet both our maintenance and our core growth requirements, this may not be the case if circumstances underlying our expectations change.

Long-Term View, page 52

4.               Please discuss your plans if you are not able to either refinance your maturing debt or have access to additional credit to meet your long-term liquidity needs.  We note that your current credit ratings may impair your “ability to raise additional capital under acceptable terms and conditions.” Please provide us with your proposed disclosures.

Response: We have considered the Staff’s comment and continue to believe that our long-term liquidity discussion adequately addresses this issue.  On page 52, we state that we believe that it is likely that we will continue to have access to capital markets to refinance our debt, while acknowledging that we may not be able to refinance maturing debt at terms that are as favorable as those from which we previously benefited. We believe that this disclosure indicates that, while our cost of debt may be higher in the future, we currently believe that we will have access to the credit markets. Finally, on page 54, after discussing many potential demands on our liquidity, we state that we may also need to “investigate other methods to generate cash (such as further cost reductions or the sale of assets)….”

Recoverability of Long-Lived Assets, page 66

5.               We note that you had access line losses for the past few years and such losses have accelerated in 2008 and you expect this trend to continue in 2009.  We also note that your related voice services revenues (including the Verizon Wireless arrangement) have been decreasing over the past few years.  Please discuss how these trends may impact your evaluations including any future impairment charge.  Please provide us with your proposed disclosures.

Response: Our long-lived assets generate revenues from local voice as well as high-speed data and Internet and many other services, as the great majority of our products and services are provided using our telecommunications network. Although we have been experiencing declines in voice services revenues, we have been experiencing increases in high-speed data and Internet services and other services revenues.  As we disclose in this discussion of our critical accounting policies, “[t]he cash flow projections include long-term forecasts of revenue growth, gross margins and capital expenditures.”  In addition, “[w]e believe our estimates are reasonable, based on information available at the time they were made.”  In doing so, we consider both the negative trends you identified as well as the positive trends we have also experienced in our growth products and services.  The margin contraction disclosure in Business Trends on page 32 discusses these challenges to our business and our response. We also note that, while we have experienced significant access line losses for several years, cash flows generated by our network have generally grown over the past five years, and we expect this trend to continue. Our Business Trends discussion, beginning on page 30, describes the trends of our business that we would consider in any future analysis of potential impairment of our assets. Also, please note that the decline in revenues due to our Verizon Wireless partnership is primarily caused by moving to “net accounting” rather than “gross accounting” used for our previous wireless arrangement and that we expect our net cash flows to improve under the new arrangement.

* * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (303) 992-2996.

Sincerely,

/s/ R. William Johnston
R. William Johnston

Senior Vice President, Controller and Chief Accounting Officer